Exhibit 12

General Electric Capital Corporation and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Three months ended March 31, 2013

(Unaudited)

		Ratio of
		earnings to
		combined
	Ratio of	fixed charges
	earnings to	and preferred
	fixed charges	stock dividends
(Dollars in millions)

Earnings(a)	$1,983	$1,983
Plus:
Interest included in expense(b)	2,400	2,400
One-third of rental expense(c)	41	41
Adjusted “earnings”	$4,424	$4,424

Fixed charges:
Interest included in expense(b)	$2,400	$2,400
Interest capitalized	6	6
One-third of rental expense(c)	41	41
Total fixed charges	$2,447	$2,447

Ratio of earnings to fixed charges	1.81

Preferred stock dividend requirements		$–

Ratio of earnings before provision for income taxes to
earnings from continuing operations		1.04

Preferred stock dividend factor on pre-tax basis		–
Fixed charges		$2,447

Total fixed charges and preferred stock dividend requirements		$2,447

Ratio of earnings to combined fixed charges and
preferred stock dividends		1.81

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.